Ruthigen, Inc.
2455 Bennett Valley Rd., Suite C116
Santa Rosa, California 95404

March 14, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Amy Reischauer

Re:	Ruthigen, Inc.

Registration Statement on Form S-1

File No. 333-190476

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Ruthigen, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-190476), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. (Washington, D.C. time) on March 18, 2014, or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., confirming this request. Under separate cover, you will receive a letter from the managing underwriter of the proposed offering joining in the Registrant’s request for acceleration of the effectiveness of the Registration Statement.

The Registrant hereby acknowledges that:

(i)	should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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  Please call Linda K. Rockett (617-348-4888) of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, with any comments or questions regarding this matter.

Very truly yours,

Ruthigen, Inc.

By:	/s/ Hojabr Alimi
Name: Hojabr Alimi Title: Chief Executive Officer, Chief Science Officer and Chairman of the Board of Directors

cc:	Securities and Exchange Commission

Jeffrey Riedler, Assistant Director

Ibolya Ignat

Mark Brunhofer

Amy Reischauer

Daniel Greenspan

Ruthigen, Inc.

Sameer Harish, Chief Financial Officer

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Linda K. Rockett, Esq.

Merav Gershtenman, Esq.

Ellenoff Grossman & Schole LLP

Joseph A. Smith, Esq.

Robert F. Charron, Esq.

Marcum LLP

Anthony Basile

Mitchell Watt